Byron B. Rooney +1 212 450 4658 byron.rooney@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com	Confidential

June 10, 2022

Re:	MoneyLion Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed on May 6, 2022
File No. 333-263775

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	David Gessert J. Nolan McWilliams

Ladies and Gentlemen:

On behalf of our client, MoneyLion Inc., a Delaware corporation (“MoneyLion” or the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Registration Statement on Form S-1 (File No. 333-263775) (the “Registration Statement”) contained in the Staff’s letter dated May 27, 2022. MoneyLion has revised the Registration Statement and is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”) together with this response letter. Amendment No. 2 also contains certain additional updates and revisions.

Set forth below are MoneyLion’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by MoneyLion’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 2 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Refer to your response to comment 1. You state that you are in the process of adding Solana to the MoneyLion Crypto platform and anticipate adding Avalanche. Please provide us your analysis whether either Solana or Avalanche is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in light of various considerations related to its business, the Company has determined not to add either Solana or Avalanche to the MoneyLion Crypto platform and has revised the disclosure on pages 51, 85 and 90 accordingly. The Company advises the Staff that if in the future the Company determines to add Solana or Avalanche to the MoneyLion Crypto platform, it will provide the Staff with its analysis of whether such digital asset is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

Our process for analyzing whether or not a particular digital asset, page 30

2.	Refer to your response to comment 1. The first clause of the first sentence of the last paragraph of this risk factor tends to obscure the risk presented. Please explicitly state that your process is a risk-based assessment not binding on regulatory bodies or the courts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28.

Confidential

3.	Refer to your response to comment 1. Please describe here your internal processes for determining whether the crypto assets available through MoneyLion Crypto are not securities for purposes of the federal securities laws. Disclose that any determination you make is a risk-based assessment, not a legal standard binding on a regulatory body or court, and does not preclude legal or regulatory action. Address whether and to what extent you consult legal counsel, including obtaining counsel’s opinion, in making these determinations. If not, describe the attendant risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28-29.

Business

Our Business Model, page 81

4.	We note your disclosure in the last paragraph on page 83 regarding the circumstances in which Zero Hash is required to indemnify you. Please disclose that Zero Hash is not required to indemnify you or MoneyLion Crypto customers for any risk of loss related to customers’ underlying crypto assets, nor does it require Zero Hash to maintain an insurance policy with respect to the crypto assets of MoneyLion Crypto customers custodied with Zero Hash. In this regard, refer to your disclosure in the second paragraph under the risk factor, “States may require that we obtain licenses that apply to blockchain technologies and digital assets,” on page 31.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 91.

Regulatory Environment, page 87

5.	Please place the discussion in the four full paragraphs on page 92 in a separately captioned subsection.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4658 (byron.rooney@davispolk.com) or Arisa Sin at (212) 450-3198 (arisa.sin@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Byron Rooney

cc:	Richard Correia
Adam VanWagner